SAMSON OIL & GAS CLARIFIES OVERRIDING ROYALTY INTEREST

Denver 1700 hours March 15th, Perth 0700 hours March 16th 2011.

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) announced that it has today filed an amended Interim Financial Report for the six months ended 31 December 2010.  The amendment correctly states that the overriding royalty interest retained on recently sold acreage in Goshen County, Wyoming is 3.8%, not 4.8%.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 297 thousand options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$3.00 per ADS on March 15th, 2011 the company has a current market capitalization of approximately US$293.1 million.  Correspondingly, based on the ASX closing price of A$0.145 on March 15th, 2011, the company has a current market capitalization of A$284.8 million.  The options have been valued at their closing price of A$0.13 on March 15th, 2011 and translated to US$ at the current exchange of 0.9964 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in this release or in the referenced presentation, which is available on Samson’s website, that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “plan”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.